Exhibit 14.1

NRX PHARMACEUTICALS, INC.

BUSINESS CODE OF CONDUCT AND ANTI-CORRUPTION POLICY

This policy sets forth the statement of policies and procedures regarding NRX Pharmaceuticals, Inc. and its subsidiaries’ (collectively, the “Company”) adherence to the United States Foreign Corrupt Practices Act (the “FCPA”), the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (the “Convention”) and other anti-corruption laws (this “Policy”). The Company is committed to maintaining the highest ethical standards and to complying fully with all applicable rules and regulations. Accordingly, the Company has adopted this Policy to govern its business.

The Company requires the highest standards of professional and ethical conduct from its employees, officers, directors and the companies with which it does business. The Company does not conduct its market making or other business based on bribes, kickbacks, illegal side payments or special commissions, or on any basis other than on the merits. It follows that employees and the Company’s representatives may not offer or provide any form of bribe or improper incentive in order to benefit our business or obtain treatment favorable to the Company.

I.	Policy Overview

U.S. federal law and the laws of many other countries prohibit bribes and other improper payments to a domestic or foreign government official, political party, or candidate for office, directly or through an intermediary, in order to attract or retain business or to influence any governmental decision or action.

All Company personnel, including but not limited to officers, directors, and employees, are prohibited from offering, promising, making, authorizing or providing (whether directly or indirectly through third parties) anything of value to a government official in any jurisdiction in order to influence or reward any official action, decision or use of influence by such a person for the Company’s benefit or to further our business interests. Neither Company funds nor funds from any other source, including personal funds, may be used to make any such payment or gift on behalf of or for the benefit of the Company. A belief that “that’s the way business is done” in some part of the world does not protect either the Company or the Company’s personnel from severe legal penalties that can apply to such conduct, nor does it protect the Company’s personnel from disciplinary measures resulting from violations of this Policy.

***	Important Note: In some countries, local laws make it a crime to give anything of value to a public servant even where nothing is asked or expected in return. Employees must comply with local laws, in addition to complying with this Policy, with respect to giving anything of value to any public servant. When in doubt about any payment to or expense on behalf of a government official, you should consult with the General Counsel.

May 2021

Furthermore, although this Policy is focused primarily on improper payments and gifts to government officials, it is important to understand that commercial bribery is also illegal in a number of jurisdictions, both within the United States and in other countries. The U.S. Department of Justice can and does bring enforcement actions related to commercial bribery, including commercial bribery in other countries that involves U.S. entities or individuals. Employees are prohibited from providing any bribe or improper incentive to any investor, target, or any other party to induce such an individual or entity to engage in conduct beneficial to the business interests of the Company.

II.	Violations of This Policy

This Policy applies to all Company directors, officers, employees, agents, representatives, consultants, and contractors, and anyone else who acts on behalf of the Company. In addition, we expect any joint venture partners to adhere to the principles underlying this Policy. Anyone who violates this Policy can subject both himself or herself and the Company to severe criminal and civil penalties. In a case where money or other things of value are provided or offered to a government official, the consequences can include liability under various anti-corruption laws, potentially leading to substantial fines and even imprisonment. In addition, depending on the circumstances, violations of this Policy can cause substantial collateral harm to the Company in other areas, including our ability to obtain government licenses and permits and to conduct future business with government customers. Accordingly, any violation of this Policy will be taken seriously and will lead to the imposition of appropriate disciplinary measures, up to potential termination of employment.

III.	Elements of the Policy – Improper Payments to Government Officials

Bribes and Other Improper Payments

Cash payments to bribe a government official are improper payments for purposes of this Policy. In addition, in most circumstances, any transfer of anything of value, whether tangible or intangible, can be considered an improper payment or bribe. For example, a loan, a gift, entertainment, a generous contribution to a charity sponsored by a government official, the use of a car or office space or a company plane, the promise of future payment or the promise of future employment for the government official or a family member can each constitute a bribe. Moreover, the mere offer or promise of a payment can violate anti-corruption laws, regardless of whether the payment is ever made, and regardless of whether the government official actually takes any action in response to the offer or promise.

This Policy does not contain any exception for “small bribes.” Offering, promising, providing or authorizing the transfer of anything of value to a Government Official for the purpose of obtaining business or any business advantage for the Company is prohibited by this Policy. There is no minimum threshold under the FCPA. “Anything of value” really means anything of value. Even modest gifts can constitute a bribe so long as it is given for an improper purpose. Under appropriate circumstances, a modest promotional gift or a cup of coffee or a modest business meal may be permitted provided (1) it complies with Section VI.1 below, and (2) the government official is permitted to accept it under local law.

May 2021

In addition, although the FCPA permits small “grease” payments or “facilitating payments” to expedite routine government activities (for example, customs and visa processing, police protection and phone and water service), these payments are prohibited under the U.K. Bribery Act and many other local laws, and recent FCPA enforcement cases have made the dividing line between prohibited bribes and permissible grease payments unclear. Therefore, the Company does not support making such payments, no matter how small and no matter how common they may be in some places. This Policy prohibits all “facilitating payments” or “grease payments.”

***	Without diminishing the importance of the “grease” payment restriction, you should be aware that the Company distinguishes situations where public officials demand petty payments against a threat of injury, death, unjust incarceration or other acts of violence. In these situations, the public official is acting outside the scope of his authority and the employee should take such steps as are necessary to ensure his or her safety. Any “grease” payments made in such situations should be reported to the General Counsel immediately.

Indirect Payments

Payments that cannot be made directly to a government official also cannot be made indirectly through a third party. Consequently, the Company and its employees cannot pay a third party knowing or believing that a portion of the payment will be passed on to a government official. Reasonable due diligence must be undertaken by employees to ensure that the Company’s business partners and intermediaries are reputable.

Government Official

For purposes of this Policy, the definition of “government official” is broad and includes individuals that you might not normally consider to be within the scope of the term. The rank, level or title of these individuals is irrelevant. The term “government official” includes three general categories of people:

•	officers, officeholders, full or part-time employees and representatives of (1) national, state, regional, provincial, and city, county or other local governments, (2) independent agencies of any government, (3) state-owned or state-controlled businesses, (4) the military or (5) public educational, scientific or research institutions;

•	political parties, party officials, and candidates for public office; and

•	employees of public international organizations, such as the World Bank, the African and Asian Development Banks, the European Union, the International Monetary Fund, the United Nations and the Organization of American States.

May 2021

In many instances, providing a payment or thing of value to a family member of a government official is the equivalent of providing a payment or a thing of value directly to the official.

Payments and benefits made to government entities themselves are not prohibited by this Policy, unless it is known or suspected that the payment or thing of value is really for the benefit of a government official.

Furthering the Company’s Business Interests

Improper payments are those made to a government official to further the Company’s business interests. This can include payments offered to influence virtually anything that a government official does in his or her official capacity.

Please thoroughly read and review Appendix A for examples of common situations where improper payments could occur.

IV.	Elements of the Policy – Commercial Bribery

The Company adheres to the utmost integrity and professionalism in its market making and other business activities. The Company will not provide any form of bribe or improper incentive in order to benefit its business or otherwise obtain treatment favorable to the Company, even where the intended recipient is not a government official. This prohibition specifically includes kickbacks in any form, offers to split or share any commissions, or any other improper or hidden compensation.

V.	Special Rules & Procedures for Third Parties

Occasionally, a representative or other intermediary’s assistance will be required or helpful for obtaining a license, completing a transaction or otherwise assisting the Company in its business activities. Keep the following guidelines in mind in connection with engaging a representative or intermediary.

Engagement by the Company of representatives, brokers, agents, consultants, lobbyists or other intermediaries who in turn deal with government officials (“Covered Third Parties”) raise special concerns and are closely scrutinized by regulators. The majority of anti- corruption law violations involve the participation of third-party facilitators. Because of the risk that such third parties may seek to advance our business interests through violations of anti-corruption laws and that the Company may be subject to liability as a result, a Covered Third Party who may deal with government officials on the Company’s behalf should not be retained to perform services on behalf of the Company unless the following requirements are satisfied.

May 2021

Due Diligence

Appropriate due diligence should be conducted regarding the Covered Third Party’s business and reputation for integrity, as well as its implementation of anti-corruption policies and practices if it is likely that the Covered Third Party may deal with government officials in connection with the engagement. Due diligence is often advisable in other situations as well. The extent of appropriate due diligence will vary depending on the circumstances:

•	Specific due diligence is not generally required for the use of a regulated Wall Street or internationally recognized investment bank, or an internationally recognized law firm or accounting firm. These organizations can generally be presumed to meet rigorous compliance standards. Prior approval from the General Counsel is not necessary to engage one of these firms, unless a “red flag,” examples of which are included in Appendix B, is found in connection with using one of these firms and that red flag cannot be resolved through due diligence.

•	If any suspicious factors indicate that an individual representative of such a well regarded organization may be acting contrary to the compliance and ethical standards of his or her organization, extra inquiry and due diligence should be conducted.

•	Careful due diligence is required for all third parties that are not well known and not subject to rigorous regulatory oversight.

•	More intensive due diligence is required if the Covered Third Party exhibits any red flags.

Agreements

The engagement of all representatives, brokers, agents, consultants, lobbyists or other intermediaries should be pursuant to written agreements. When engaging Covered Third Parties that are likely to interact with government officials on behalf of the Company (excluding regulated counterparties like international investment banks and major law firms), the agreements must include contractual representations and covenants to the effect that the Covered Third Party has not and will not offer or make improper payments to government officials or otherwise violate anti-corruption laws and with other appropriate anti-corruption contractual provisions.

The specific contractual representations and covenants that are appropriate for the engagement of a Covered Third Party will vary based on the circumstances, and may include a right to audit the anti-corruption policies and practices, and the books, records and accounts, of the Covered Third Party. If efforts to obtain suitable anti-corruption representations and covenants or audit rights are rejected by the Covered Third Party, you must consult with the General Counsel before engaging the Covered Third Party.

May 2021

All of the Company’s Covered Third Parties must be willing to conduct business on the basis of the principles set forth within this Policy, and will be requested to sign an annual certification as to compliance with the principles underlying this Policy and the Company’s Code of Conduct and Ethics.

Copies of all executed agreements with Covered Third Parties and annual certifications should be forwarded to the General Counsel for record retention purposes.

Assistance with Engaging Covered Third Parties

For the engagement of a Covered Third Party that is likely to deal with government officials in connection with the engagement, contact the General Counsel or a member of the legal department to obtain suitable anti-corruption representations and covenants, to obtain advice concerning the advisability of audit rights and to confirm that sufficient due diligence has been conducted to provide comfort regarding bribery related issues.

Monitoring Compliance

Once the Company has engaged a Covered Third Party monitoring that party’s anti- corruption compliance is required. The scope of this monitoring should be adjusted based on the same factors that impacted the level of due diligence used (reputation of the Covered Third Party, whether any red flags were raised during due diligence, etc.). Assuming the Covered Third Party is not a major regulated financial institution, or an internationally recognized law firm or accounting firm, monitoring activities often include a combination of the following:

•	evidence of anti-corruption training by the Covered Third Party;

•	periodic reporting to Company personnel regarding the Covered Third Party’s activities in connection with the agreement;

•	if circumstances so warrant, audits conducted pursuant to any audit rights included in the engagement agreement; and

•	annual certifications of compliance with the anti-corruption representations and covenants in the engagement agreement. See Appendix C for a copy of the Foreign Corrupt Practices Act and Anti-Corruption Compliance Certification Form.

VI.	Interactions with Government Officials

1.	Meals, Entertainment, Travel, Lodging and Gifts

Meals, entertainment, travel, lodging or gifts for government officials should be approached cautiously. Such items may be provided where permitted under local law (including U.S. federal, state and local law regarding domestic government officials) and relevant government agency policy, where such items do not exceed a value of $100 (USD) per person per event, and where such expenditures are reasonable, bona fide, and directly related to promoting, demonstrating or explaining the business of the Company. You must seek pre-approval from the General Counsel for any gift, meal, entertainment, travel or lodging expense for a government official that will exceed $100 per person per event. Gifts or hospitality should never be offered secretly and money should never be offered as a gift.

May 2021

You should not engage in any pattern of repeated gifts, meals, entertainment, travel or lodging (or any combination of these types of expenses) for a single government official over any 12-month period, even where expenses may fall below $100 per event. Prior to incurring any of these types of expenses on behalf of a government official for the fourth time in any 12-month period or in excess of $250 annually (whichever threshold is met first), an employee must first seek the written approval of the General Counsel. Any employee who anticipates a need to engage in any such pattern for legitimate business purposes must obtain pre-approval from the General Counsel.

2.	Charitable Contributions

Charitable donations may be given only for legitimate philanthropic reasons such as to serve humanitarian purposes and to support cultural or educational institutions. It can be appropriate to make a donation to a local community with the hope of generating generalized goodwill in that community. It is never permitted to make a donation in exchange for specific favorable treatment of the Company by a government official.

Donations made to charitable organizations in which a government official or a family member of a government official has a role (for example, as a board member or trustee), or made at the behest of a government official, or where the organization is known or believed to be closely associated with a government official can raise issues under anti-corruption laws and this Policy. U.S. enforcement authorities have taken the position that making a donation to a charity associated with a government official can in certain circumstances confer a benefit on the government official for purposes of the FCPA. The involvement of a government official does not necessarily mean that a donation cannot be made, but the appropriate compliance review and approval must be obtained in advance from the General Counsel.

3.	Political Contributions

No political contribution may be made in the name of or on behalf of the Company, or where the contribution will be associated with the Company, without the advance approval of the General Counsel. In addition, no personal political contribution may be made under any circumstances where it might be perceived as constituting a bribe or as otherwise influencing or intended to influence specific governmental, political party or political candidate decisions or actions related to the Company’s business interests.

May 2021

4.	Documentation and Records

All payments by Company personnel to or for the benefit of any government official or his or her family members (including meals, entertainment, travel, lodging, certain gifts, charitable contributions and any other such payments addressed by this Policy) must be accurately and clearly documented and recorded in the Company’s accounting and other records.

VII.	Warning Signs or “Red Flags”

To assure compliance with the FCPA and anti-corruption laws, employees must be attentive to the existence of warning signs or “red flags” that could suggest that improper payments are taking place or are contemplated. Knowledge of an improper payment can be imputed from an awareness of red flags (i.e., actual knowledge is not required). Employees should view with particular suspicion any warning signs in connection with any transaction or activity in which a payment or benefit might be received by a government official or his or her family member. The existence of any red flags typically requires additional diligence and, if they cannot be resolved, should halt a transaction or activity pending review by the General Counsel.

Please thoroughly read and review Appendix B for examples of red flags.

VIII.	Enforcement of Policy, Reporting Violations and Asking Questions

Failing to abide by this Policy can result in (i) serious criminal penalties and serious collateral harm for the Company; (ii) criminal liability for individual employees involved in making corrupt payments or with prior knowledge of such payments and (iii) disciplinary action by the Company, including possible termination of employment and forfeiture of benefits. It is therefore imperative that all employees comply with this Policy and consult with the General Counsel if there is any doubt about whether an activity is permitted. Employees are responsible for planning transactions and activities in a manner that permits the General Counsel adequate time to review and, as necessary, inquire into a matter or situation before relevant deadlines expire.

If an employee becomes aware of or reasonably suspects a violation of anti-corruption laws or this Policy by an employee or representative of the Company, he or she must promptly report the matter to the General Counsel. You are also encouraged to discuss questions and concerns with your management. The Company has a strict prohibition on retaliation against employees who either make good faith reports or who participate in the investigation of a report of suspected misconduct. Any employee who engages in retaliation is subject to disciplinary action by the Company, including potential termination of employment. The Company will take measures to protect the confidentiality of any reporting person, subject to applicable law, regulation or legal proceedings and the Company’s need to investigate the allegations that have been raised. Please see our Code of Conduct for further discussion on this matter.

May 2021

The Company’s FCPA, Convention and Anti-Corruption Compliance Program

1.	Responsible Parties

The General Counsel will be responsible for implementing and enforcing this Policy and is the point of contact for any questions or concerns that Employees may have. The General Counsel’s contact information is as follows:

Alessandra Daigneault, Esq.

Email: adaigneault@nrxpharma.com

2.	Periodic Review

The Company will periodically review the effectiveness of this Policy with appropriate assistance from outside counsel.

3.	Training

Anti-corruption and anti-bribery training will be provided on a periodic basis to all Company directors, officers, employees, agents, representatives, consultants, and contractors, anyone else who acts on behalf of the Company, and Covered Third Parties.

4.	Annual Certification

Employees must annually certify as to their knowledge of this Policy and their compliance with it by executing the Foreign Corrupt Practices Act and Anti- Corruption Compliance Certification Form, attached as Appendix C.

May 2021

Appendix A

Examples of Common Situations Where Prohibited Payments Could Occur

You should be alert to areas of our business in which improper payments to government officials might be solicited and could occur. Prohibited payments could occur when government officials are:

•	granting or renewing a license to administer Medicare Advantage or other programs in a given jurisdiction;

•	granting a permit needed to operate one of our facilities;

•	providing us with utilities, bandwidth or other services necessary to operate our business;

•	allowing us to import or export equipment or supplies (e.g., in connection with our facilities);

•	partnering with us to expand the infrastructure that is critical to our business (e.g., in connection with our healthcare services and facilities);

•	considering legislation or regulations that will impact our business (e.g., related to healthcare and/or Medicare Advantage programs, anti-money laundering, handling of non-public information, safeguarding personal data, securities credit, capital adequacy, reporting, record retention, market access and the conduct of officers, employees and other associated persons);

•	threatening action against us (e.g., related to improper healthcare practices);

•	asking us to provide charitable contributions or other community support; or

•	addressing our tax returns or tax status.

May 2021

Appendix B

Examples of Red Flags

•	transactions or activities in high-risk jurisdictions involving interaction with government officials;

•	third party has a reputation for bribery;

•	third party has refused to promise to abide by anti-corruption laws or to warrant that it has not paid and will not pay bribes;

•	third party has sought a commission that is excessive, paid in cash or otherwise irregular;

•	third party seeks payment to an account outside the country where such person does business;

•	third party is owned in part by a government official or his or her family member or has other close ties to a government official;

•	government official suggests hiring a particular adviser to help obtain a government contract that is within the domain of such government official;

•	third party has requested that the Company prepare false invoices or any other type of false documentation;

•	third party is related to a government official who is in a position to grant a business advantage or is involved in a business in which such official owns an interest;

•	third party insists that his or her identity not be disclosed to a government agency;

•	refusal by a third party to identify its owners, partners or principals;

•	information suggesting that a donation to a specific charity at the request of a government official, or where the charity is linked to a government official, is needed to generate or facilitate governmental action;

•	diversion of cash payments to a special account or “off the books” account;

•	lack of documentation for particular transactions, such as a failure to provide itemized receipts or invoices for services rendered;

•	expenses that cannot be explained;

•	poor financial controls over disbursements and/or poor bookkeeping;

May 2021

•	justification for hiring new third party or intermediary is that he/she can obtain preferential treatment from a government official;

•	hiring of third party is suggested to perform tasks that require no special knowledge or skills and could have been performed directly by company employees;

•	substantial or extravagant “wining and dining” of government officials;

•	sponsored travel for government officials and/or family members where there is no clear and legitimate business purpose; and

•	relatives of government officials are on the payroll of the third party.

May 2021

Appendix C

Foreign Corrupt Practices Act and Anti-Corruption Compliance Certification Form

I,                                      , confirm that I have received a copy of the Foreign Corrupt Practices Act and Anti-Corruption Policy (the “Policy”) of NRX Pharmaceuticals, Inc. and its subsidiaries (collectively, the “Company”), that I understand the requirements and prohibitions of the Policy, that I will comply with the Policy and that I will not take any action that could cause the Company to be in violation of the Foreign Corrupt Practices Act or any other applicable anti-corruption or anti-bribery law (“Anti-Corruption Law”) or the Policy.

I have promptly brought any known or suspected violations of the Policy or any Anti-Corruption Law to the attention of the Company’s legal department, or reported the incident through the channels specified in the Policy and/or the Company’s Code of Conduct and Ethics, and will do so in the future should I learn of such circumstances.

I confirm that, except as disclosed prior to or concurrently with my submission of this certification statement, I have no personal knowledge, and no reason to believe, that any of the following has occurred in connection with the Company’s business in the past year:

(a) any bribes or kickbacks, or offers to pay bribes or kickbacks, to any government official or private party;

(b) any political or charitable contributions that appear to be illegal or otherwise suspicious;

(c) any use of entertainment, meals, sponsored travel or gifts the size or nature of which could be perceived as a bribe or otherwise appear excessive and designed to influence decisions by business counterparties or government officials;

(d) any use of “off the books” accounts or pools of funds;

(e) any intentional failure to record, or intentional inaccurate recording of, receipts or expenses;

(f)  any submission or maintenance of false documentation, including contracts, receipts, and invoices; or

(g) any fees paid to consultants, contractors, advisors, agents or other representatives or intermediaries that appear to be excessive or otherwise suspicious.

May 2021